July 8, 2009
Ms. Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2008
Filed January 14, 2009
File No. 001-14204
Dear Ms. Blye:
This correspondence is in response to your letter dated June 26, 2009 to R. Daniel Brdar Chairman, President and Chief Executive Officer of FuelCell Energy, Inc. (“FuelCell” or the “Company”). In that letter, you requested that FuelCell respond to your review of our above referenced filing in regards to contacts with countries that have been identified as a state sponsor of terrorism.
For the Staff’s reference, we have included and highlighted, in this response letter, the original Staff comment which is followed by FuelCell’s response.
General
1. We note from disclosure on page 21 of your Form 10-K that under your agreements with MTU Onsite Energy you license your DFC technology to MTU for use exclusively in the Middle East and non-exclusively in Africa. We also note that MTU conducts operations in Iran and note from the cell license agreement filed as Exhibit 10.27 to your Form 10-Q for the first quarter of 2000 that the Middle Eastern territory of the license includes Iran and Syria. It is not clear which African countries the license territories include. Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please tell us whether MTU sells, distributes or otherwise uses your technology or products in Iran, Syria or Sudan.
FuelCell Response:
The Company acknowledges the Staff’s comment and advises the Staff that MTU has confirmed that it does not sell, distribute or otherwise use the Company’s DFC technology or products in Iran, Syria or Sudan. As further background, the Company advises the Staff that the terms of the license agreement with MTU provide that the license is subject to all applicable export controls of the United States Government.

Ms. Blye
Securities and Exchange Commission
July 8, 2009

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:
•	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2008;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2008; and

•	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Joseph G. Mahler
Joseph G. Mahler
Sr. Vice President & CFO

cc:	R. Daniel Brdar, Chairman President & CEO, FuelCell Energy, Inc. Richard Krantz, Partner, Robinson & Cole Jennifer Hardy, Special Counsel, Securities and Exchange Commission